04024381

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Horizon Technology Group plc

*CURRENT ADDRESS: 14 Joyce Way
Park West Business Park
Dublin 12, Ireland

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
APR 20 2004
THOMSON FINANCIAL

FILE NO. 82- 34782 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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DAT : 4/16/04

04 MAR 26 AM 7:21

82-34782

12th March 2003

Horizon Technology Group plc

Preliminary Results for year to 31 December 2002

Horizon Technology Group plc the Information Technology Solutions Provider announces its preliminary results for the year to 31 December 2002.

Horizon meets earnings expectations and generates cash of EUR40m

Highlights:

- Adjusted diluted Earnings Per Share meets market expectations at 4.6 cent or 6.97 cent excluding discontinued activities;

- EBITDA growth from EUR4.4m to EUR8m on revenues of EUR321.4m;

- Generated cash of EUR40m - that is, moved from net debt of EUR34.7m at start of year to net cash of EUR5.1m at year-end;

- The group has consolidated into four businesses each of which has been and continues to be profitable and is a market leader in its area of operation.

Commenting on the results: Samir Naji, Executive Chairman and Chief Executive of Horizon Technology Group plc said: 2002 was a period of significant progress for the group. In an uncertain trading environment where confidence is fragile, the group has generated operating profits, has improved its cash position by EUR40m thereby eliminating net debt and has consolidated into four core and profitable businesses. These achievements mark a notable turning point for the group.

During the year, we have strengthened our customer base in a number of key market sectors, including public services, manufacturing and retail finance. We have achieved this by competing aggressively and becoming more efficient than our competitors, while protecting and increasing our earnings. Customer satisfaction remains high as we continue to help our customers gain the maximum return from their new and existing investments in technology.

We have produced growth in operating profits and generated significant cash flow thereby eliminating net debt and reducing risk profile. We are a profitable group ready to take advantage of any future upturn in market conditions.

About Horizon:

Horizon Technology Group plc is a leading technical integrator and distributor of information technology products in the UK and Ireland. Horizon is quoted on the London and Dublin Stock Exchanges.

For more information contact:

Paul McSharry
Financial Dynamics Ireland

Tel: +353-1-6633633
E-mail: mailto:paulmc@fdireland.ie

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Company	Horizon Technology Group PLC
TIDM	HOR
Headline	Brochure of Particulars
Released	17:21 19 Mar 2003
Number	9643I

Horizon Technology Group plc

19 March 2003

Brochure of Particulars

Application has been made to the Irish Stock Exchange and to UK Listing Authority for 14,598 Ordinary Shares of nominal value €0.07 each in the capital of Horizon Technology Group plc to be admitted to the Official List of the Irish Stock Exchange and the UK Listing Authority and application has been made to the Irish Stock Exchange and to the London Stock Exchange for these shares to be admitted to trading.

These shares have been issued pursuant to the agreement dated for the acquisition of the whole of the issued shares capital of Webfactory Limited. The new shares rank pari passu in all respects with the existing ordinary shares.

Such admission is expected to become effective and dealing to commence in these shares on 24 March, 2003

Copies of this announcement are available from the Registered Office of the Company for fourteen days from the same date.

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

END

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04 MAR 26 AM 7:21

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Horizon technology Group Plc

7 May 2003

Horizon Technology Group plc
Board Change

Horizon Technology Group plc, a leading system integrator and distributor of information technology products in the UK and Ireland, announced today that Paul Tierney has retired from the board as a non-executive director and will not be seeking re-election at today's Annual General Meeting.

Samir Naji, Chairman said "Paul has given Horizon tremendous guidance and support over the last five years. On behalf of the board, I would like to thank him for his contribution and wish him well in the future".

For more information contact:
Paul McSharry
Financial Dynamics Ireland
Tel: +353-1-6633633
Email: paulmc@fdireland.ie

Company	Horizon Technology Group PLC
TIDM	HOR
Headline	Holding in Company
Released	15:39 12 May 2003
Number	9860K

Horizon Technology Group Plc

12 May 2003

Re: Holding in Company

A Letter from Gartmore Investment Management Limited dated 07 May 2003 to Horizon Technology Group Plc, received by Horizon Technology Group Plc on the 08 May 2003.

We, Gartmore Investment Limited (GIL), Gartmore Fund Managers Limited (GFM) and Gartmore Global Partners (GGP), write to advise you pursuant to Section 67 of the Irish Companies Act 1990, that we have increased our reportable interest in your company by virtue of a purchase of 195,000 shares on 14th February 2003 and 37,125 sahres in 18 February 2003. We apologise for the late disclosure of these trades due to a combination of human error and system failure.

1. This notification relates to the ordinary EUR0.07 share capital of Horizon Technology Group Plc:

2. The identities of the beneficial holders of these shares and the number of shares held by each holder, so far as is known at the date of this notification, are shown on the attached schedule.
3. The percentages quoted on the attached schedule are based on your issued share capital of 67,935,470 shares, as advised to us by Extel Financial Limited.

Alan Buddles
Head of Restrictions and Disclosures Unit
Gartmore Investment Limited

Current Holdings by Fund Manager

Security: Horizon Technology Group Plc Ord EURO 07(UK-EX)

Fund Managing Co.	**Number of Shares Held**	**Issued Share Capital**	**% of Issue Capital**	**UK Registered Owner**	**Fund**	**Beneficial Owner**
Gartmore Fund Managers Limited	3,463,753		5.10%	Citibank London	56690	Gartmore Fund Managers Limited A/C Gartmore UK & Irish Smaller

						Companies Strategy Fund
Gartmore Fund Managers Limited	5,751		0.01%	VIDACOS Nominees Limited G A/C	GMESF	Gartmore Fund Managers Limited A/C Gartmore Managed Equity Strared Fund
Gartmore Fund Managers Limited	110,151		0.16%	VIDACOS Nominees Limited G A/C	GLIBSF	Gartmore Fund Managers A/C Gartmore Longterm Balanced Strategy Fund
	3,579,655		5.27%			
Gartmore Investment Limited	525,142		0.77%	BNY GIL CLT A/C Noms Ltd A/C GAGIG	GAGIG	Gartmore Absolute Growth and Income Trust Plc (Growth)
Gartmore Investment Limited	3,500,000		5.15%	BNY Nominees Ltd A/C 367306	56550	Gartmore Irish Growth Fund Plc
Total	7,604,797	67,935,470	11.19%			

END

3 September 2003

Horizon Exceeds Market Expectations

Interim Results For The Six Months To 30 June 2003

Horizon Technology Group plc, a leading system integrator and distributor of information technology products in the UK and Ireland announces its interim results for the six months to 30 June 2003.

- Diluted Earnings Per Share adjusted exceeds market expectations at 3.33 cent;
- Strong improvement in services, resulting in an increase in enterprise solutions gross profit margin from 14.7% to 15.9%;
- In a challenging but stabilising IT market, Horizon has maintained revenues, improved profitability and increased tangible net worth;
- Net cash balances are well ahead of expectations, resulting in further strengthening of financial position and balance sheet; and
- Due to increased efficiencies, productivity improvements have been significant - revenue per employee has now reached a very satisfactory EUR1.26m per annum.

Earnings Highlights - Six Months to 30 June 2003

	Actual EUR'000	*Consensus Broker Expectation EUR'000*	*% Increase*
Turnover	128,520	136,415	(5.8%)
Gross profit	14,914	14,920	0.0%
Trading profit (pre goodwill)	3,291	2,831	16.2%
EBIT	2,527	2,131	18.6%
Diluted EPS adjusted (cent)	3.33	2.54	31.1%

Commenting on the results: Samir Naji, Executive Chairman of Horizon Technology Group plc said: "Despite the challenging environment, Horizon has maintained consistently high customer satisfaction levels, deepened its relationships with partners such as Hewlett Packard and Sun Microsystems and continued to win customers increasing its penetration in markets such as life-sciences, healthcare and retail.

Horizon has also made significant market share gains in its traditionally strong sectors such as telecommunications and finance. Combined with effective cost control, these factors have allowed Horizon to further improve its financial position. The group is well positioned to take advantage of any improvement in the market and deliver growth in earnings going forward."

For more information contact:
Paul McSharry
Financial Dynamics Ireland

Tel: +353-1-6633633
Email: paulmc@fdireland.ie

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Company	Horizon Technology Group PLC
TIDM	HOR
Headline	Brochure of Particulars
Released	12:03 16 Sep 2003
Number	8118P

Horizon Technology Group Plc

16 September 2003

Re: Brochure of Particulars

Application has been made to the Irish Stock Exchange and the UK Listing Authority for 219,042 ordinary shares of nominal value €0.07 each in the capital of Horizon Technology Group Plc to be admitted to the Official List of the Irish Stock Exchange and the UK Listing Authority and application has been made to the Irish Stock Exchange and to the London Stock Exchange for these shares to be admitted to trading

These shares have been issued pursuant to the agreement dated 28 November 2000 for the acquisition of the whole of the issued share capital of Client Solutions Limited and Client Solutions Ireland Limited. The new shares rank pari passu in all respects with the existing ordinary shares.

Such admission is expected to become effective and dealings to commence in these shares on 23 September 2003.

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

END

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Horizon technology Group Plc

services

10 October 2003

Variation to the terms of an acquisition agreement

Horizon Technology Group plc is pleased to announce that it has entered into an agreement to alter the form in which part of the consideration for the buy-out of a minority stake in one of its subsidiaries, Clarity Technology Limited, is to be satisfied.

The net impact is that Horizon will issue 210,126 ordinary shares and make an additional cash payment of EUR1.3m to the minority stakeholders in place of its original obligation, fully provided for in recent interim accounts, to issue 4,400,000 ordinary shares.

As a result of this change, net cash balances will reduce by EUR1.3m and earnings per share going forward will increase by 6%.

HORIZON TECHNOLOGY GROUP plc.
Tel: +353-1-6204900 Fax: +353-1-6204902

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Company	Horizon Technology Group PLC
TIDM	HOR
Headline	Brochure of Particulars
Released	14:28 14 Oct 2003
Number	8842Q

Horizon Technology Group Plc

14 October 2003

Re: Brochure of Particulars

Application has been made to the Irish Stock Exchange and the UK Listing Authority for ***210,126*** Ordinary Shares of nominal value €0.07 each in the capital of Horizon Technology Group plc to be admitted to the Official List of the Irish Stock Exchange and the UK Listing Authority and application has been made to the Irish Stock Exchange and the London Stock Exchange of these shares to be admitted to trading.

These shares have been issued pursuant to the agreement for the acquisition of 8.3% of the issued share capital of Clarity Technology Limited. The new shares rank pari passu in all respects with existing ordinary shares.

Such admission is expected to become effective and dealings to commence in these shares on 20 October 2003

Copies of this announcement are available from the registered office of the Company for fourteen days following the date of publication.

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

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Company	Horizon Technology Group PLC
TIDM	HOR
Headline	Holding in Company
Released	11:42 23 Oct 2003
Number	2310R

Horizon Technology Group Plc

23 October 2003

04 MAR 26 AM 7:21

Re: Holding in Company

A Letter from Gartmore Investment Management Plc dated 20th October 2003 to Horizon Technology Group Plc, received by Horizon Technology Group Plc on the 23rd October 2003.

We, Gartmore Investment Limited (GIL), Gartmore Fund Managers Limited (GFM) and Gartmore Global Partners (GGP), write to advise you pursuant to Section 67 of the Irish Companies Act 1990, that we have increased our reportable interest in your company by virtue of a purchase of **825,000** shares on 15th October 2003.

1. This notification relates to the ordinary EUR0.07 share capital of Horizon Technology Group Plc:

2. The identities of the beneficial holders of these shares and the number of shares held by each holder, so far as is known at the date of this notification, are shown on the attached schedule.

3. The percentages quoted on the attached schedule are based on your issued share capital of **68,154,512** shares, as advised to us by Extel Financial Limited.

Alan Buddles
Head of Restrictions and Disclosures Unit
Gartmore Investment Management Plc

Current Holdings by Fund Manager

Security: Horizon Technology Group Plc Ord EURO 07(UKEX)

Fund Managing Co.	**Number of Shares Held**	**Issued Share Capital**	**Percentage of Issue Capital**	**Fund**	**Beneficial Owner**
Gartmore Fund Managers Limited	3,463,753		5.082%	56690	Gartmore Fund Managers Ltd A/C Gartmore UK & Irish Smaller Companies

					Strategy Fund
	3,463,753		**5.082%**		
Gartmore Investment Limited	525,142		0.771%	GAGIG	Gartmore Absolute Growth and Income Trust plc (Growth)
Gartmore Investment Limited	4,825,000		7.080%	56550	Gartmore Irish Growth Fund plc
	5,350,142		7.850%		
	8,813,895	68,154,512	12.932%		

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

END

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26 November 2003

HORIZON TECHNOLOGY GROUP PLC ('Horizon' or the 'Group')

Placing of 3,396,044 new ordinary shares of EUR0.07 each of Horizon Technology Group plc (the 'New Ordinary Shares') at a price of EUR0.82 per share.

HORIZON TECHNOLOGY GROUP PLC is pleased to announce that the Company has entered into arrangements to place 3,396,044 Ordinary Shares in the capital of the Company (representing approximately 5% of the existing issued share capital of the Company) at a price of EUR0.82 per share ('the Placing'). The Placing has been arranged by Davy Stockbrokers.

It is envisaged that the proceeds of the Placing, amounting to approximately EUR2.8 million before expenses, will be used to further strengthen the Group's balance sheet; to enable the Group to deepen it's relationship with key partners, and to ensure that the Group can capitalise on potential market growth and consolidation opportunities.

Application will be made to the Irish Stock Exchange Limited and to the London Stock Exchange plc for the New Ordinary Shares to be admitted to the Official List of the Irish Stock Exchange and the Official List maintained by the UK Listing Authority respectively, and to the Irish Stock Exchange and the London Stock Exchange for admission of the New Ordinary Shares to trading. It is expected that admission will be effective and that dealings in the New Ordinary Shares will commence on 3 December, 2003.

Commenting on the successful placing, Samir Naji, Executive Chairman of Horizon Technology Group plc, said 'Horizon has four profitable businesses and is well structured to take advantage of opportunities as they arise. This institutional placing further strengthens the Group's balance sheet, allows the Group to continue to deepen its relationship with key partners and to reap the benefits of any market growth and consolidation opportunities. It is especially pleasing that both existing and new institutional shareholders have contributed to this placing.'

HORIZON TECHNOLOGY GROUP plc.
Tel: +353-1-6204900 Fax: +353-1-6204902

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Company	Horizon Technology Group PLC
TIDM	HOR
Headline	Re: Brochure of Particulars
Released	11:06 27 Nov 2003
Number	5643S

Horizon Technology Group Plc

27 November 2003

Re: Brochure of Particulars

Application has been made to the Irish Stock Exchange and the UK Listing Authority for ***3,396,044*** Ordinary Shares of nominal value €0.07 each in the capital of Horizon Technology Group plc to be admitted to the Official List of the Irish Stock Exchange and the UK Listing Authority and application has been made to the Irish Stock Exchange and the London Stock Exchange of these shares to be admitted to trading.

The placing of these shares with institutional investors has been arranged by Davy Stockbrokers. These shares represent approximately 5% of the existing issued share capital of the Company. The new shares rank pari passu in all respects with existing ordinary shares.

Such admission is expected to become effective and dealings to commence in these shares on 3 December 2003

Copies of this announcement are available from the registered office of the Company for fourteen days following the date of publication.

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

END

Company	Horizon Technology Group PLC
TIDM	HOR
Headline	Directors' Shareholdings
Released	11:02 9 Mar 2004
Number	3051W

Horizon Technology Group plc

Dublin: HOR.I **London: HOR.L**

Directors' Shareholdings

9 March 2004, London & Dublir

Horizon Technology Group plc today announces that it has placed 1,050,000 of directors' ordinary shares with institutional investors thereby increasing the free float of the company to circa 46.5%. The disposals took place on 5 March 2004 at a price of €1.00 per ordinary share. The directors notified the company oi the details set out below on 8 March 2004.

Name of Director	No of shares disposed	% of issued share capital
Samir Naji	500,000	0.7%
Charles Garvey	500,000	0.7%
Paul Kenny	50,000	0.07%

Following these transactions, each of the directors involved continues to retain a significant economic interest in the group as set out below:

Name of Director	Holding following this transaction	% holding following this transaction
Samir Naji	31,524,753	43.9%
Charles Garvey	2,593,561	3.6%
Paul Kenny	128,123	0.18%

Media enquiries:	Investor and analyst enquiries:
Paul McSharry Financial Dynamics Ireland Tel: +353-1-663 3633 Email: paulmc@fdireland.ie	Mark Kenny K Capital Source Tel: +353-1- 631 5500 Email: mkenny@kcapitalsource.com

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange

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Company	Horizon Technology Group PLC
TIDM	HOR
Headline	Directorate Change
Released	07:00 10 Mar 2004
Number	3444W

Horizon Technology Group plc

Dublin: HOR.I London: HOR.L

Board Change

10 March 2004, London & Dublin

Horizon Technology Group plc, a leading system integrator and distributor of information technology products in the UK and Ireland, announces that Kevin Melia has retired as a non-executive director of the group effective today.

Kevin Melia commented "I have been a member of the Horizon board for six years. I feel that now is the optimal time to step down as Horizon now has a clear vision, a strong balance sheet, solid earnings potential and a capable board and management team. Its recent results point towards superior performance. My other business interests are occupying an increasing amount of my effort, diluting the energy I can devote to Horizon."

Samir Naji, Horizon's Executive Chairman said "Kevin is an outstanding director and has given Horizon tremendous guidance and support over the last six years. On behalf of the board and the broader management team, we would like to thank him for his contribution which will sustain future performance".

Media enquiries:	**Investor and analyst enquiries:**
Paul McSharry Financial Dynamics Ireland Tel: +353-1-663 3633 Email: paulmc@fdireland.ie	Mark Kenny K Capital Source Tel: +353-1- 631 5500 Email: mkenny@kcapitalsource.com

END

University of Ulster Becomes stg£130m Business, with Help From Sun, Horizon and Partner

Dublin, Tuesday 21th January 2003: The University of Ulster has exploited cutting edge technology from Sun Microsystems to become one of the leading online and distance learning universities in the world. The University, which has evolved into a stg£130m business by adapting to the changing nature of third level education, chose Sun, Horizon and its partner Access Computing in a competitive win over HP, IBM and SGI.

"The University as a whole came together to decide how best to use technology. Two main drivers were settled upon - the development of a managed learning environment to support both on-campus and distance learners, and the consolidation of critical business systems such as MIS, library and research," according to Andrew Gregg (Assistant Director, Corporate Information and Infrastructure Services, Information Services, University of Ulster).

"As we examined our existing IT infrastructure, it became evident that we only had 'spit and string' holding everything together. There were disparate servers doing disparate things and everything needed to be pulled together. We didn't have the expertise in-house to do this so we decided to go out and procure a relationship with a supplier and not just a product," says Andrew Gregg.

Sun Microsystems was selected as the winner of the tender because "once we ticked off our checklist, we knew there was only one answer - Sun," according to Andrew Gregg. Professional Services teams from Horizon Open Systems, Sun's country partner in Northern Ireland and the Republic of Ireland, and Sun Microsystems UK designed, implemented and supported the consolidated server and storage platform.

Consolidated Server and Storage Platform - The Technology:

A scalable high availability platform was required to host business critical services such as an online learning application from WebCT, as well as MIS, library and research systems. The 20 servers that previously hosted these business critical services were consolidated down onto a single Sun Microsystems Sun Fire 6800.

The storage platform is based around a Sun Storage Area Network (SAN) with a Sun StorEdge 9960 (initially with 3.7 Tb of storage, scalable to 38 Tb). The StorEdge 9960 provides 100 percent availability of data and permits shadow copies to be made of data on the active system, thus permitting backups to occur on offline copies of data. Veritas software was used to provide serverless backup to a Sun L180 tape library. Backup of all UNIX, NT and Netware storage, as well as storage management tasks, are provided on a Sun v880 server.

A Sun Enterprise 220R server is used as a News and Web cache, while a Sun Fire V880 server provides network area storage (NAS) from the SAN to research UNIX systems, and other corporate NT and Netware systems.

According to John Chambers (Business Development Manager, Horizon Open Systems Northern Ireland), "Through the consolidation of its entire IT infrastructure, University of Ulster will save

on maintenance, administration, even floor space. This will dramatically reduce the total cost of ownership (TCO)."

Looking to the Future:

With the consolidated server and storage platform successfully implemented, University of Ulster's online and distance learning programme has been named CampusOne and is currently supporting 5,000 distance learners. Over 6,000 campus based students are also using the service to supplement and reinforce classroom-based teaching. In 2001, the University held its first graduation in Bangladesh for students graduating from the online learning Biomedical Science Masters Degree.

To capitalise on their IT investment, the University of Ulster is exploring the idea of becoming a service provider by hosting applications for other educational institutions in Northern Ireland.

"This project represents a major income stream for the University of Ulster and allows us to expand online at very little additional cost," says Andrew Gregg. "It offers us so much potential and yet we estimate that the adoption of this infrastructure will save the University around stg£450,000 over the next five years."

Aidan Furlong (Country Manager, Sun Microsystems) concludes, "This is an excellent example of technology being used to its best advantage. By harnessing best of breed technologies and the potential of the Internet, the University of Ulster has opened up new revenue streams while gaining a national and international reputation as a university of excellence."

HORIZON TECHNOLOGY GROUP plc.
Tel: +353-1-6204900 Fax: +353-1-6204902

22 April 2003

Sun & Horizon Help Beaumont Hospital Reduce Office Software Costs by 75 Percent
- Hospital Saves Euro 82,000 by Deploying Sun StarOffice 6.0 Over Proprietary Software

Dublin, Tuesday 22nd April 2003: Sun and Horizon announced that Beaumont Hospital has implemented StarOffice 6.0, an open standards based office productivity suite, for 650 employees across all departments. By selecting StarOffice 6.0 over proprietary office suites, Beaumont Hospital has reduced costs by 75 percent.

"Any organisation that is value-conscious has an obligation to look at StarOffice. If they rule it out, they would need very good reasons as to why," according to Tony Kenny (IT Manager, Beaumont Hospital). "Even if I had the money I wouldn't buy proprietary brands. It is a value for money issue. I would prefer to put all that money into buying software for prescribing drugs for example."

Commenting on the StarOffice installation, Aidan Furlong (Country Manager, Sun Microsystems) said, "With StarOffice, organisations can 'do more with less' by making their budgets work harder. StarOffice provides a cost-effective and open standards based solution for organisations looking for an alternative to restrictive licensing agreements, unreasonable pricing and forced upgrades."

Driving Desktop Costs Down

StarOffice 6.0 is a low-cost office productivity suite that offers word processing, spreadsheet, presentation, graphics and database capabilities, and is compatible with proprietary office productivity suites. It is multi-platform and runs on the Solaris/SPARC, Linux and Windows/x86 operating environments.

"Before we implemented StarOffice, Beaumont had a complete hodge podge of desktop products. It was a total mess from a support perspective and a nightmare for the end user," said Tony Kenny. "I wanted a solution in a certain price bracket so all the brand names were ruled out. I looked at several open source products. The one that came closest to what other commercial products offered was StarOffice 6.0."

For Beaumont Hospital, a significant feature of StarOffice 6.0 is the default XML file format. The hospital is "a living museum with many legacy systems in place," according to Tony Kenny. With XML, users can easily share documents with other office suites as well as convert documents to multiple file formats like HTML and PDF. In the long run, it provides organisations such as Beaumont Hospital with freedom of choice in which vendor to use for future office productivity and back office needs.

"XML is a key enabling technology that allows us to access legacy systems, format documents as interoperable and thus streamline the flow of information internally, and with external agencies," said Tony Kenny. "No one is funding me to purchase new assets but with the help of StarOffice I can extend the life of the ancient assets that I have."

"While it can be difficult introducing change into an organisation, skills acquired on other office suites are easily transferable to StarOffice," added Tony Kenny. "This is a highly capable and

functional product with a lot of value that people haven't yet discovered."

Beaumont Hospital is progressively deploying StarOffice in a mixed environment, including Linux, and has installed x86-based Sun LX50 servers, which come bundled with enterprise ready Linux and the Solaris Operating Environment. "As we move towards Linux, we are moving towards a homogenised environment," said Tony Kenny.

Professional Services teams from Horizon Open Systems, part of the Horizon Technology Group plc, and Sun Microsystems worked with Beaumont Hospital on the deployment of StarOffice 6.0 and will provide ongoing support.

For enterprises, StarOffice 6.0 is available from Euro 65 to Euro 35 (depending on volume). The education and research communities can avail of Sun Microsystems' offer of free licensing and free online training for StarOffice 6.0, which is unparalleled in the industry.

HORIZON TECHNOLOGY GROUP plc.
Tel: +353-1-6204900 Fax: +353-1-6204902

3 November 2003

Ingersoll Rand

Horizon & Sun Complete A Multi-Million Euro Contract With Ingersoll-Rand International

Horizon and Sun Microsystems have completed a multi-million euro contract for hardware, software and services with Ingersoll-Rand International in a competitive win against several other significant bidders. This is one of the biggest IT business transactions implemented in Ireland this year. The infrastructure elements of the project were jointly implemented by Horizon and Sun's professional services team and is providing a large cluster of Sun enterprise servers to run Ingersoll-Rand's mission critical business applications on a 24x7x365 basis.

Ingersoll-Rand is a diversified multinational manufacturer of industrial and commercial equipment and components for the global markets of security and safety, climate control, industrial solutions and infrastructure. Its brands include Bobcat, Club Car and Thermo King. Ingersoll-Rand International is the corporation's new global export sales and service trading company which will represent over US$3billion in revenue when fully operational. Ingersoll-Rand already employs 500 people in Ireland.

This new project enables Ingersoll-Rand to take advantage of cross-selling opportunities across all business service units with one integrated system while also allowing customers to order products via the Internet.

Thomas Walsh, Technology Services Manager, Ingersoll-Rand International explains, "As we are planning to channel all business through our Dublin-based sales and services company, we plan to process US$3 billion worth of transactions within the next few years. Sun Microsystems provided us with a new IT infrastructure that allowed us to implement a common Financial, Supply Chain Management and Order Management System. In the competitive tender Sun Microsystems was the clear winner."

This new roll-out will enable Ingersoll-Rand to develop after-sales servicing opportunities and gain knowledge of customer requirements not possible under the current architecture.

According to Aidan Furlong, Country Manager, Sun Microsystems, "IRI's requirement was for a scalable and flexible system with high availability to protect its initial investment and ensure a smooth migration path. Integration of enterprise applications and web services was a key issue."

Sun has supplied a SunFire 15K as the main production platform and a SunFire 6800 for disaster recovery. Numerous Sun workgroup servers are used in the highly resilient 3-tier architecture.

Thomas Walsh, Technology Services Manager, Ingersoll-Rand International adds, "Sun Microsystems provided the most complete solution for our needs, this was evident even in the evaluation process, and they understood our specific requirements. Sun and Horizon performed all the implementation services ensuring a smooth roll-out."

HORIZON TECHNOLOGY GROUP plc.
Tel: +353-1-6204900 Fax: +353-1-6204902

Company	Horizon Technology Group PLC
TIDM	HOR
Headline	Final Results
Released	07:00 12 Mar 2003
Number	5942I

Horizon Technology Group plc

Preliminary Results

For the year to 31 December 2002

Horizon meets earnings expectations

and

generates cash of €40m

04 MAR 26 AM 7:21

Highlights:

- *Adjusted diluted Earnings Per Share meets market expectations at 4.6 cent or 6.97 cent excluding discontinued activities;*
- *EBITDA growth from €4.4m to €8m on revenues of €321.4m;*
- *Generated cash of €40m - that is, moved from net debt of €34.7m at start of year to net cash of €5.1m at year-end;*
- *The group has consolidated into four businesses each of which has been and continues to be profitable and is a market leader in its area of operation.*

Commenting on the results: Samir Naji, Executive Chairman and Chief Executive of Horizon Technology Group plc said: "2002 was a period of significant progress for the group. In an uncertain trading environment where confidence is fragile, the group has generated operating profits, has improved its cash position by €40m thereby eliminating net debt and has consolidated into four core and profitable businesses. These achievements mark a notable turning point for the group.

During the year, we have strengthened our customer base in a number of key market sectors, including public services, manufacturing and retail finance. We have achieved this by competing aggressively and becoming more efficient than our competitors, while protecting and increasing our earnings. Customer satisfaction remains high as we continue to help our customers gain the maximum return from their new and existing investments in technology.

We have produced growth in operating profits and generated significant cash flow thereby eliminating net debt and reducing risk profile. We are a profitable group ready to take advantage of any future upturn in market conditions."

About Horizon:

Horizon Technology Group plc is a leading technical integrator and distributor of information technology products in the UK and Ireland. Horizon is quoted on the London and Dublin Stock Exchanges. (Website: www.horizon.ie)

For more information contact;

Paul McSharry,

Financial Dynamics Ireland

Tel: +353-1-6633633

email; paulmc@fdireland.ie

CHAIRMAN'S STATEMENT

SUMMARY PERFORMANCE

2002 was a period of significant progress for the group. In an uncertain trading environment with falling demand for IT products and services and fragile confidence internationally, the group generated operating profits, improved its cash position by €40m thereby eliminating net debt and consolidated back to its four core and profitable businesses. These achievements mark a notable turning point for the group:

- ***Operating Profits:*** Revenue for the year to December was 18.5% down on calendar year 2001 reflecting the deterioration in market demand. However, largely due to the benefits of the cost reduction program, EBITDA has increased from €4.4m to €8m, which is a considerable achievement given market conditions.

- ***Four profitable businesses:*** In response to the continued downturn in demand for IT related products and services, Horizon continued its comprehensive and fundamental restructuring of group-wide operations thereby reducing quarterly running costs by a further 48% in 2002 alone. Including cost cuts implemented in 2001, the group's cost structure has been cut by 68% from its peak quarterly cost of €17m in March 2001 to current quarterly costs of €5.5m approximately. Likewise, headcount was reduced from 720 at the peak in March 2001 to a current 208. The restructuring process has included:

- the disposal of the group's Cisco training business and smaller application consulting businesses;

- the discontinuation of developmental service lines including that of i-Fusion, Horizon's ASP offering;

- the realignment of cost structures in continuing businesses to reflect market demand; and

- the integration of the remaining applications consulting businesses, a fundamental review of consulting service lines, the rationalisation of operating premises and the simplification of the supporting group structure.

- ***Net cash:*** The group's cash position was improved by €40m. That is, the year began with net debt of €34.7m and ended with net cash of €5.1m. The net cash for acquisitions/disposals was €3.3m and cash flow from operations generated €38.1m essentially attributable to a reduction in the group's investment in working capital.

The pre tax result for the year is impacted by two one-off items charged to the profit and loss account - the loss on disposal of the training and consulting businesses and the exceptional costs incurred in the restructuring process. As a result of these negative items of a one-off nature, diluted loss per share for the year is 19.39 cent. However, underlying trading performance (i.e. from continuing activities excluding amortisation of intangibles and non-operating exceptional items) shows a diluted earnings per share of 6.97 cent per share.

The largest cost within exceptional items is provisions for future costs of vacant properties. Following the sale of the Cisco training businesses and as a result of the fundamental restructuring implemented, Horizon has substantial lease obligations for properties that lie vacant. Appropriate provisions have been made for these future obligations.

OUTLOOK

IT spending shows no signs of improving, with over-capacity in the market and continuing poor visibility. However, Horizon has strong market positions, both in the Irish market and in key segments of the UK market, very competitive cost structures, efficient processes, strong relationships with blue-chip customers and global IT vendors and a debt-free balance sheet. These competitive advantages should enable Horizon to grow market share even in challenging market conditions. Horizon is a profitable group ready to take advantage of any future upturn in market conditions.

Samir Naji

Chairman

11 March 2003

OPERATING RESULTS

Revenue for the year to December 2002 was 18.5% down on calendar year 2001 reflecting the deterioration in market demand. Excluding discontinued businesses, revenue fell by 8%. The fall occurred in the distribution division, which was down 30% reflecting a reduction in both unit price and volume shipped. Revenue in the IT Services division was up 10.7% on continuing operations principally because of the very successful development of our UK enterprise infrastructure operation, which acts as a key infrastructure partner to major systems integrators and resellers.

Gross profit margin for the year to December 2002 at 12.4% (11.1% on continuing operations) was down from 16.7% in calendar year 2001. The fall is attributable to two factors. Firstly, a change in revenue mix, that is the impact of the turnover growth in the UK enterprise infrastructure and the reduced contribution from application consulting and training businesses as a result of recent disposals. Secondly, as the markets have become more competitive, the group has focused on aggressive pricing at the same time as cutting its cost structure. We have and will continue to compete aggressively and achieve greater efficiencies so as to increase revenues and market share while protecting and increasing earnings.

Despite the falls in revenue and gross profit, EBITDA has increased from €4.4m to €8m largely due to the benefits of the group's cost reduction program. Operating costs as a percentage of revenue have reduced from 15.6% in calendar year 2001 to 9.9% in calendar year 2002 and EBITDA as a percentage of revenue is up from 1.1% to

2.5%.

RESTRUCTURING

It is now nearly two years since the fortunes of the IT sector began to reverse from the exceptional levels of growth experienced for the previous period. When the downturn first became evident in May 2001, Horizon's operating plans were designed to exploit the opportunities in a growing market and these plans were quickly reviewed in the light of the changed circumstances.

The group initiated an examination of all businesses, operations and expenditures with a view to consolidating back to its core operations and ensuring that its cost base was appropriate given the deterioration in the economic environment. In the last two years annualised running costs have been reduced by 68% through a group-wide comprehensive and fundamental restructuring which has included disposals, closures and rationalisation. Full time equivalent staff numbers were reduced from a March 2001 peak of 720 to a current level of 208. During 2002 this fundamental restructuring process included:

- the disposal of the Cisco training business to Azlan Group plc;
- the disposal of smaller application consulting businesses, WebFactory and Fusion Business Solutions UK;
- the disposal of the developmental ASP division, iFusion;
- discontinuation of the group's historic infrastructure business in the UK focusing on telcos and service providers;
- integration and review of the remaining application consulting businesses;
- the rationalisation of operating premises; and
- the simplification of the supporting group structures.

As a result of the fundamental restructuring process, the group's pre tax results have been impacted by two significant items of a one-off nature:

- a loss on disposal of €13.2m inclusive of goodwill write down and provisions for future losses and property lease commitments on discontinued operations; and
- redundancy and restructuring provisions of €2.1m

The largest item within the exceptional costs is provisions for future lease obligations on vacant properties. Following the sale of the Cisco training businesses and as a result of the fundamental restructuring implemented, Horizon has substantial lease obligations for properties that lie vacant. A program is underway to sub-let, assign, terminate or otherwise dispose of these obligations and some minor successes have been achieved. In the unlikely event that this program were to make no further progress, the present value of all the future obligations under these leases would be €16.6m, the term of the leases range from two to ten years and the annual cash outflow would be circa €2.9m in early years, reducing as leases expire.

The directors, having taken external professional advice, have estimated the level of income that can reasonably be expected to be generated from these vacant premises and have made an appropriate provision based on their best estimate of the net cash outflows. The accounts include a non-operating exceptional charge of €7.5m in respect of these vacant premises of which €6.1m is a provision for future costs.

PROFITS OF CONTINUING OPERATIONS

As a result of the one-off items described above, the group had losses before tax of €12.5m and after tax of €13.6m. However, excluding the impact of amortisation, exceptional items and discontinued operations, profit before tax was €6.6m and profit after tax was €4.9m. To provide shareholders with full visibility of the impact of exceptional and one-off costs on the results for the year, the table below computes the underlying trading performance of continuing activities – that is, excluding discontinued businesses, exceptional items and amortisation of intangibles.

	Consolidated total	*Discontinued operations*	*Exceptional items and amortisation*	*Consolidated continuing operations, excluding amortisation & exceptionals*
	€'000	*€'000*	*€'000*	*€'000*
Turnover	321,412	11,364	-	310,048
Gross profit	39,814	5,464	-	34,350
EBITDA	8,017	(811)	-	8,828
Operating profit	3,975	(1,672)	(1,669)	7,316
(Loss)/Profit before tax	(12,471)	(15,114)	(3,962)	6,605
Retained (loss)/profit	(13,589)	(14,926)	(3,545)	4,882
EPS – basic (c)	(20.93)			7.52
EPS – diluted (c)	(19.39)			6.97

CASH FLOW, LIQUIDITY AND FUNDING

In a very difficult trading environment, significant progress has been made in the management of working capital and the group's cash position. The group began the year with net debt of €34.7m and ended with net cash of €5.1m, a turnaround of nearly €40m. Cash flow from operations generated €38.1m. Since the flotation date, cash generated by operations equates to 130% of operating profits before goodwill.

Cash from operating activities	*€'m*
EBITDA from continuing operations	8.8
EBITDA from discontinued operations	(0.8)
Exceptional costs	(2.6)
Reduction in working capital	32.7
Cash flow from operating activities	**38.1**

The positive cash flow from operations is primarily attributable to a reduction in working capital of €32.7m. In the course of the year, stock was increased by €2.1m but this was offset by a reduction in debtors of €25.7m and an increase in creditors of €9m.

Debtors' days were reduced from 64 to 50 days. An element of this reduction arose because a smaller proportion of the sales in the period arose in the month of December than in previous years. If a normalised proportion of revenues had been achieved in December, debtors would have been higher by circa €3.5m and debtors' days would have been 54.

A summary of the improvement from net bank debt of €34.7m to net cash of €5.1m is as follows:

Movement in net bank debt	*€'m*
Opening net bank debt	(34.7)
Cash flow from operating activities	38.1
Interest and corporation tax payments	(1.8)
Capital expenditure	(0.4)
Net cash for acquisitions/disposals	3.3
Finance leases relating to disposals	0.6
Closing net cash balances	**5.1**

Net debt as a percentage of equity reduced from 109% at 31 December 2001 to nil at 31 December 2002. The net interest charge for the year at €977,000 is a significant improvement over previous periods. The interest charge for the six months to 31 December 2002 at €334,000 compares with €643,000 for the previous six months and €1,077,000 for the corresponding July to December period in 2001.

As a result of the extent of one-off exceptional items, interest cover is negative but it is notable that interest cover on continuing activities excluding exceptional costs is 10.3 times, a significant improvement over 4.2 times in the corresponding period of the previous year.

DIVISIONAL ANALYSIS

The group operates through two separate trading divisions, namely IT Services and Distribution and Channel Services. The performance of each division is detailed below.

IT SERVICES DIVISION

	Year ended December 2002 €'000	*Six months ended December 2001 €'000*
Turnover	213,997	101,200
Gross profit	32,701	24,382
Gross margin	15.3%	24.1%

The division assists customers in implementing their IT strategies through the provision of infrastructure, development and consulting services, predominantly to blue-chip corporate clients and government departments. The division has enterprise infrastructure businesses in Ireland and the UK and an application consulting business in Ireland. It has a current full time equivalent headcount of 146.

In the year to December 2002, the division's turnover was €214m, down 10.7% on calendar year 2001. Excluding discontinued businesses, the division's turnover grew 10.7% principally because of the very successful development of our UK enterprise infrastructure operation, which acts as a key infrastructure partner to major systems integrators and resellers. While the revenue of the Irish enterprise infrastructure operation was well down on its peak, it has experienced growth in the second half of 2002, up 12.6% on the equivalent period in 2001.

Application consulting revenue from continuing activities reduced principally because of a weakness in demand for new SAP implementation projects. However, data warehousing and customer relationship management services were particularly strong with a number of new projects completed successfully during 2002.

The IT Services division continued to broaden its customer base in 2002 with strong market share gains in the key mid-range and high-end of the market. Sectors which experienced significant wins included public service, manufacturing and retail finance, in which a number of large systems projects were completed in 2002. The telecommunications sector now accounts for less than 20% of revenues, down from circa 50% at its peak in 2000. We continue to have an exceptionally high level of customer retention, with over 80% of our business coming from repeat customers.

The reduction in the division's gross profit margin is primarily attributable to a change in mix brought about by the growth in enterprise infrastructure turnover and the reduced contribution from application consulting businesses as a result of the recent disposals. Also, as the market becomes more competitive, the group has focused on aggressive pricing at the same time as cutting its cost structure. Horizon has and will continue to compete aggressively and achieve greater efficiencies so as to increase revenues and market share while protecting and increasing earnings.

DISTRIBUTION AND CHANNEL SERVICES DIVISION

	Year ended December 2002 €'000	*Six months ended December 2001 €'000*
Turnover	107,128	66,525
Gross profit	7,063	4,027
Gross margin	6.6%	6.1%

Clarity Distribution is Ireland's leading value added distributor of volume IT products and offers leading edge supply chain management services to global IT vendors and resellers. This division operates in the Irish market and has a current full time equivalent staff count of 52.

Turnover of the division fell by 30% in 2002 on calendar year 2001 reflecting both the decrease in PC unit shipments in Ireland and the reduction in unit price during the year. Clarity's gross profit margin has been reducing for some time but this trend was reversed in 2002 as the division increased custom, configuration and staging work for larger resellers and continued the development of its customer segmentation program. This increase in gross profit margin and a reduction in operating costs protected the division's EBIT margins.

The merger of HP and Compaq to become the world's second largest IT manufacturer represents a significant development in the consolidation of this market and has been of benefit to the group's distribution division. Horizon is the leading distributor of the combined HP and Compaq product range in Ireland and Northern Ireland and has further expanded its market share in this area following the merger.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 31 December 2002

	Note	Continuing operations €'000	Discontinued operations €'000	Total Year ended 31 Dec 2002 €'000	Total Six months ended 31 Dec 2001 €'000
TURNOVER	2	310,048	11,364	321,412	168,156
Variation in stocks of finished goods and work-in-progress		1,777	(140)	1,637	(3,241)
Purchases		(277,475)	(5,760)	(283,235)	(136,397)
Staff Costs		(15,546)	(3,628)	(19,174)	(18,530)
Other operating charges		(9,976)	(2,647)	(12,623)	(10,136)
EARNINGS BEFORE INTEREST DEPRECIATION, AMORTISATION AND GOODWILL IMPAIRMENT		8,828	(811)	8,017	(148)
Depreciation		(1,512)	(770)	(2,282)	(2,374)
Amortisation of intangibles		(1,669)	(91)	(1,760)	(1,935)
Goodwill impairment		-	-	-	(9,692)
OPERATING PROFIT/(LOSS)		5,647	(1,672)	3,975	(14,149)
NON OPERATING EXCEPTIONAL ITEMS:					
Costs of fundamental restructuring		(2,132)	-	(2,132)	(760)
Disposal and termination of business units		-	(13,176)	(13,176)	(6,884)
Diminution in value of long term investments		(161)	-	(161)	-
		3,354	(14,848)	(11,494)	(21,793)
Net interest charge				(977)	(1,077)
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION				(12,471)	(22,870)
Tax on loss on ordinary activities				(1,109)	1,336
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION				(13,580)	(21,534)
Minority interests (including non-equity minority interests)				(9)	-
LOSS RETAINED FOR THE FINANCIAL PERIOD AND ATTRIBUTABLE TO MEMBERS OF THE PARENT COMPANY				(13,589)	(21,534)
Earnings per share:	3				
Basic earnings per ordinary shares (cents)				(20.93)	(34.46)
Basic earnings per ordinary shares adjusted* (cents)				4.97	(3.61)
Basic earnings per ordinary shares adjusted^ (cents)				7.52	(0.20)
Diluted earnings per ordinary shares (cents)				(19.39)	(34.00)
Diluted earnings per ordinary shares adjusted* (cents)				4.60	(3.56)

Diluted earnings per ordinary shares adjusted^ (cents)	6.97	(0.20)

*Earnings per share adjusted for operating and non-operating exceptional items and amortisation of intangibles

^Earnings per share adjusted for all exceptional items, amortisation of intangibles, and discontinued operations in order to give a better indication of the underlying performance of the group.

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

for the year ended 31 December 2002

	Year ended 31 December 2002 €'000	*Six months ended 31 December 2001 €'000*
Loss attributable to members of the parent company	(13,589)	(21,534)
Exchange difference on retranslation of net assets of subsidiary undertakings and deferred trading balances	(1,001)	(736)
TOTAL RECOGNISED LOSSES RELATING TO THE PERIOD	(14,590)	(22,270)

RECONCILIATION OF SHAREHOLDERS FUNDS

for the year ended 31 December 2002

	Year ended 31 December 2002 €'000	*Six months ended 31 December 2001 €'000*
Total recognised losses	(14,590)	(22,270)
Expenses on share issue	(34)	(33)
Re-instatement of goodwill previously written off	947	-
Shares to be issued by way of deferred consideration on acquisitions	(4,563)	1,491
Total movements during the period	(18,240)	(20,812)
Shareholders' funds at beginning of period	31,917	52,729
Shareholders' funds at end of period	13,677	31,917

CONSOLIDATED BALANCE SHEET

at 31 December 2002

	2002	*2001*
	€'000	*€'000*
FIXED ASSETS		
Intangible assets	9,899	17,988
Tangible assets	4,787	11,590
Financial assets	-	161
	14,686	29,739
CURRENT ASSETS		
Stocks	18,137	16,693
Debtors	41,293	71,675
Cash at bank and in hand	9,330	8,552
	68,760	96,920
CREDITORS: amounts falling due within one year	(62,087)	(85,850)
NET CURRENT ASSETS	6,673	11,070
TOTAL ASSETS LESS CURRENT LIABILITIES	21,359	40,809
CREDITORS: amounts falling due after more than one year	(1,417)	(8,686)
PROVISIONS FOR LIABILITIES AND CHARGES	(6,148)	(89)
	13,794	32,034
FINANCED BY CAPITAL AND RESERVES		
Called up share capital	4,754	4,524
Shares to be issued after period end	3,200	10,823
Share premium	66,960	64,164
Profit and loss account	(45,690)	(32,047)
Cost of shares of the company held in an ESOP	(15,547)	(15,547)
Shareholders' funds (all equity interests)	13,677	31,917
Minority interests:		
Non equity	117	117

		13,794	32,034

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2002

	Note	*Year ended 31 December 2002 €'000*	*Six months ended 31 December 2001 €'000*
CASH INFLOW FROM OPERATING ACTIVITIES	4	38,083	110
RETURNS ON INVESTMENT AND SERVICING OF FINANCE			
Net interest paid		(1,021)	(933)
Dividends paid to minority interests		(9)	-
Interest element of finance lease rental payments		(109)	(77)
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(1,139)	(1,010)
TAXATION			
Irish corporation tax paid		(1,443)	(178)
Overseas taxation refund/(paid)		824	(160)
NET CASH OUTFLOW FROM TAXATION		(619)	(338)
CAPITAL EXPENDITURE			
Payments to acquire tangible fixed assets		(852)	(1,655)
Payments to acquire intangible fixed assets		-	(207)
Receipts from sales of tangible fixed assets		422	50
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(430)	(1,812)
ACQUISITIONS AND DISPOSALS			
Purchase of subsidiary undertakings		(3,823)	(303)
Net cash transferred with subsidiaries sold		(891)	-
Sale of subsidiary	5(d)	8,046	-
NET CASH INFLOW/(OUTFLOW) FROM ACQUISITIONS AND DISPOSALS		3,332	(303)
CASH INFLOW/(OUTFLOW) BEFORE USE			

OF LIQUID RESOURCES AND FINANCING		39,227	(3,353)
CASH INFLOW FROM MANAGEMENT OF LIQUID RESOURCES		1,016	-
NET CASH OUTFLOW FROM FINANCING	5(c)	(10,723)	(3,392)
INCREASE/(DECREASE) IN CASH	5(b)	29,520	(6,745)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2002

1. BASIS OF PREPARATION

The results incorporated in the preliminary announcement have been prepared in accordance with accounting policies consistent with previous years.

The board of directors approved the preliminary announcement for the year to 31 December 2002 on 11 March 2003. The financial information set out above does not constitute statutory accounts for the year ending 31 December 2002 or the six months ending 31 December 2001. The full accounts for the six months ended 31 December 2001, which received an unqualified audit report, have been filed with the Irish Companies Registration Office.

2. SEGMENTAL INFORMATION

An analysis by geographical location, class of business and gross profit is set out below:

	Year ended 31 December 2002 €'000	*Six months ended 31 December 2001 €'000*
Turnover (by source)		
Republic of Ireland	164,704	94,746
Britain and Northern Ireland	153,858	70,442
Mainland Europe	2,850	2,968
	321,412	168,156
Turnover (by destination)		
Republic of Ireland	123,201	81,094
Britain and Northern Ireland	192,465	82,841
Mainland Europe	5,521	2,158
Rest of World	225	2,063
	321,412	168,156
Turnover (by class of business)		
IT services division	213,997	101,200

Distribution and channel services division	107,128	66,525
Application service provider division	287	431
	321,412	168,156
Gross profit (by class of business)		
IT services division	32,701	24,382
Distribution and channel services division	7,063	4,027
Application service provider division	50	109
	39,814	28,518

An analysis of group net profit and net assets by geographic region and class of business is not provided as the directors believe that the disclosure of this information would be prejudicial to the interests of the group.

3. EARNINGS PER ORDINARY SHARE

	Year ended 31 December 2002 €'000	*Six months ended 31 December 2001(i) €'000*
The computation of basic and diluted earnings per share is set out below:		
Numerator		
Loss after tax and minority interests	(13,589)	(21,534)
Non operating exceptional items	15,052	7,649
Amortisation of goodwill and intangibles	1,760	11,627
Adjusted profit before exceptional items and amortisation	3,223	(2,258)
Discontinued operations	1,659	2,132
Adjusted profit before exceptional items, amortisation, and discontinued operations	4,882	(126)
Denominator		
Weighted average number of shares in issue for the period ('000)	64,912	62,492
Dilutive potential ordinary shares:		
Deferred consideration	4,971	784
Employee share options	190	59
Diluted weighted average number of ordinary shares ('000)	70,073	63,335

Earnings per share:		
Basic earnings per ordinary shares (cents)	(20.93)	(34.46)
Basic earnings per ordinary shares adjusted* (cents)	4.97	(3.61)
Basic earnings per ordinary shares adjusted^ (cents)	7.52	(0.20)
Diluted earnings per ordinary shares (cents)	(19.39)	(34.00)
Diluted earnings per ordinary shares adjusted* (cents)	4.60	(3.56)
Diluted earnings per ordinary shares adjusted^ (cents)	6.97	(0.20)

*Earnings per share adjusted for operating and non-operating exceptional items and amortisation of intangibles.

^Earnings per share adjusted for all exceptional items, amortisation of intangibles, and discontinued operations in order to give a better indication of the underlying performance of the group.

(i) In accordance with FRS 14 the weighted average number of shares in issue for the period and the diluted weighted average number of ordinary shares have been restated for the period ended December 2001, as the potential ordinary shares outstanding at that date were changed by events since that date.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, namely share options and future contingent share issues.

4. RECONCILIATION OF OPERATING PROFIT/(LOSS) TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	Year ended	*Six months ended*
	31 December 2002	*31 December 2001*
	€'000	*€'000*
Operating profit/(loss)	3,975	(14,149)
Non operating exceptional items	(15,469)	(7,644)
Non - cash exceptional items	12,919	5,461
Depreciation, amortisation and impairment	4,042	14,001
Loss on disposal of tangible fixed assets	25	18
Decrease in debtors	25,646	18,225
(Increase)/decrease in stocks	(2,056)	3,241
Increase/(decrease) in creditors	9,001	(19,043)
Net cash inflow from operating activities	38,083	110

5. ANALYSIS OF NET DEBT AND FINANCING AND RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

(a) ***Analysis of debt***

	31/12/2001 Opening €'000	*Cashflow €'000*	*Non-cash Changes €'000*	*Disposals €'000*	*Translation Adjustment €'000*	*31/12/2002 Closing €'000*
Cash	7,536	1,956	-	-	(162)	9,330
Overdraft	(31,274)	27,564	-	-	22	(3,688)
	(23,738)	29,520	-	-	(140)	5,642
Liquid resources*	1,016	(1,016)	-	-	-	-
Short term loans	(3,830)	3,810	-	-	-	(20)
Long term loans	(1,029)	930	-	-	-	(99)
Finance lease obligations	(2,139)	1,058	(25)	702	14	(390)
Acquisition loan notes	(4,933)	4,891	-	-	2	(40)
	(34,653)	39,193	(25)	702	(124)	5,093

* Liquid resources include monies held on deposit, which were pledged as security on borrowings. These have subsequently been repaid.

(b) ***Reconciliation of net cash flow to movement in net debt***

	€'000
Increase in cash in year	29,520
Cash outflow from decrease in debt and lease financing	10,689
Cash inflow from decrease in liquid resources	(1,016)
Change in net debt resulting from cash flows	39,193
Finance leases disposed of with subsidiaries	702

New finance leases	(25)
Translation adjustment	(124)
Movement in net debt in the year	39,746
Net debt at 31 December 2001	(34,653)
Net debt at 31 December 2002	5,093

(c) ***Net cash outflow from financing***

	2002 €'000	2001 €'000
Net movements in short term borrowings	(8,701)	(2,198)
Net movement in long term borrowings	(930)	(190)
Expenses on issue of ordinary share capital	(34)	(33)
Capital element of finance lease rental payments	(1,058)	(971)
Net cash outflow from financing	(10,723)	(3,392)

(d) ***Disposal of subsidiary undertakings***

	€'000
Net assets disposed of	10,616
Diminution in value of tangible fixed assets	2,852
	13,468

Loss on disposal	(4,788)
Total cash receipts	8,680
Satisfied by:	
Cash consideration (including expenses)	8,046
Deferred cash consideration (including expenses)	634
Total cash receipts	8,680

The businesses sold during the period had cash outflows from operating activities of €712,000, paid €251,000 in respect of net returns on investments and servicing of finance, paid €8,000 in respect of taxation and utilised €21,000 for capital expenditure.

END

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Company	Horizon Technology Group PLC
TIDM	HOR
Headline	Director(s) Shareholding
Released	16:00 23 Jun 2003
Number	6581M

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Horizon Technology Group Plc

2. Name of director

Kevin Melia

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Kevin Melia

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Kevin Melia

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Shares

7. Number of shares / amount of stock acquired

3833

8. Percentage of issued class

0.01%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary

12. Price per share
EUR 0.45

13. Date of transaction

11 June 2003

14. Date company informed

17 June 2003

15. Total holding following this notification

593,394

16. Total percentage holding of issued class following this notification

0.87%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

N/A

25. Name and signature of authorised company official responsible for making this notification

Cathal O'Caoimh

Date of Notification

23 June 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Horizon Technology Group Plc

2. Name of director

Charles Garvey

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by

each of them (if notified)

Charles Garvey

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Charles Garvey

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Shares

7. Number of shares / amount of stock acquired

3833

8. Percentage of issued class

0.01%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary

12. Price per share
EUR 0.45

13. Date of transaction

11 June 2003

14. Date company informed

17 June 2003

15. Total holding following this notification

3,103,833

16. Total percentage holding of issued class following this notification

4.5%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

N/A

25. Name and signature of authorised company official responsible for making this notification

Cathal O'Caoimh

Date of Notification

23 June 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Horizon Technology Group Plc

2. Name of director

Paul Kenny

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Paul Kenny

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Paul Kenny

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Shares

7. Number of shares / amount of stock acquired

3833

8. Percentage of issued class

0.01%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary

12. Price per share
EUR 0.45

13. Date of transaction

11 June 2003

14. Date company informed

17 June 2003

15. Total holding following this notification

138,394

16. Total percentage holding of issued class following this notification

0.20%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

N/A

25. Name and signature of authorised company official responsible for making this notification

Cathal O'Caoimh

Date of Notification

23 June 2003

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

END

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C-4

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Company	Horizon Technology Group PLC
TIDM	HOR
Headline	Director Shareholding
Released	14:29 2 Jul 2003
Number	0764N

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Horizon Technnology Group Plc

2. Name of director

Kevin Melia

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Kevin Melia

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Kevin Melia

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Shares

7. Number of shares / amount of stock acquired

22,916
16,811

8. Percentage of issued class

04 MAR 26 AM 7:21

0.06%

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary

12. Price per share

€0.46

13. Date of transaction

25 June 2003
26 June 2003

14. Date company informed

27 June 2003

15. Total holding following this notification

633,122

16. Total percentage holding of issued class following this notification

1.00%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Martina Colclough
Tel: 00353 1 6204910

25. Name and signature of authorised company official responsible for making this notification

M. Colclough

Date of Notification

02 July 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Horizon Technnology Group Plc

2. Name of director

Paul Kenny

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual

holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Paul Kenny

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Paul Kenny

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Shares

7. Number of shares / amount of stock acquired

22,917
16,812

8. Percentage of issued class

0.06%

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary

12. Price per share

€0.46

13. Date of transaction

25 June 2003
26 June 2003

14. Date company informed

27 June 2003

15. Total holding following this notification

178,123

16. Total percentage holding of issued class following this notification

0.26%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Martina Colclough
Tel: 00353 1 6204910

25. Name and signature of authorised company official responsible for making this notification

M. Colclough

Date of Notification

02 July 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Horizon Technnology Group Plc

2. Name of director

Charles Garvey

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Charles Garvey

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Charles Garvey

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Shares

7. Number of shares / amount of stock acquired

22,917
16,811

8. Percentage of issued class

0.06%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary

12. Price per share

€0.46

13. Date of transaction

25 June 2003
26 June 2003

14. Date company informed

27 June 2003

15. Total holding following this notification

3143,561

16. Total percentage holding of issued class following this notification

4.63%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Martina Colclough
Tel: 00353 1 6204910

25. Name and signature of authorised company official responsible for making this notification

M. Colclough

Date of Notification

02 July 2003

END

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C-5

Horizon Technology Group plc

Enabling technologies and services for the networked economy

Interim results for the six months to June 2003

HORIZON
TECHNOLOGY GROUP

September 2003

www.horizon.ie

Horizon Technology Group plc

- Formed in 1988
- IT Services and distributor of IT products
- Dublin and London main market listing since Dec 99
- Free Float of 38%
- Market Cap of approx. €50m
- 204 employees

HORIZON TECHNOLOGY GROUP

Horizon Technology Group plc

- Enterprise Solutions
  - IT infrastructure supply & integration services (EIS)
  - Application consulting & implementation services (EAS)
- Distribution
  - Distribution of volume IT hardware and software products

HORIZON TECHNOLOGY GROUP

Main Developments

- Diluted adjusted EPS of 3.33c, 31% ahead of expectations
- Trading profit up:
  - H2 2002 4%
  - H1 2002 29%
  - Consensus expectation 16%
- Revenues static, up 3% in local currencies
- Net cash balances of €2.5m at period end
- Finished restructuring process
- Progress on properties
- Four profitable BUs - all market leaders in their own areas
- Strong financial position and balance sheet

HORIZON TECHNOLOGY GROUP

Group Half Year Revenues

Continuing businesses



210
190
170
150
130
110
90
70
50
€M
91
95
123
146
190
148
182
128
129
H1 '99
H2 '99
H1 '00
H2 '00
H1 '01
H2 '01
H1 '02
H2 '02
H1 '03

HORIZON TECHNOLOGY GROUP

Group Half Year EBITDA



m
12
10
8
6
4
2
0
-2
H1 '99
H2 '99
H1 '00
H2 '00
H1 '01
H2 '01
H1 '02
H2 '02
H1 '03

HORIZON TECHNOLOGY GROUP

EPS Adjusted and EBITDA Margin



12
10
8
6
4
2
0
-2
-4
cent
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
-1.00%
-2.00%
H1 '00
H2 '00
H1 '01
H2 '01
H1 '02
H2 '02
H1 '03
EPS adj
EBITDA margin

HORIZON TECHNOLOGY GROUP

Profit and Loss
6 months to June 2003 & Comparatives

	Six months to June 2003	Six months to Dec 2002	Analysts expectations June 2003
	€'000	€'000	€'000
Turnover	128,520	128,485	136,415
Gross profit	14,914	15,323	14,920
Staff and other costs	10,990	11,435	11,358
EBITDA	3,924	3,888	3,562
Operating profit	2,527	2,477	2,131
Retained profit/(loss)	148	(6,428)	1,226
Diluted adjusted EPS (cent)	3.33	3.33	2.54

HORIZON TECHNOLOGY GROUP

Group Balance Sheet

	30th June 2003	31st Dec 2002
	€'000	€'000
Intangibles	9,271	9,899
Tangible	4,224	4,787
	13,495	14,686
Working Capital	6,607	3,378
Long term cred/provisions	-8,970	-9,363
	11,132	8,701
Shareholders' funds	13,631	13,794
Net (cash)/debt	-2,499	-5,093
	11,132	8,701

HORIZON TECHNOLOGY GROUP

Working Capital - €m & Days

	June 2003 €m	Dec 2002 €m
Stock	15.1	18.1
Debtors	35.5	41.1
Creditors	44.0	55.8
Working Capital	6.6	3.4
WC Days	9	5



50
40
30
20
10
0
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
WC Days

HORIZON TECHNOLOGY GROUP

History of Net Debt


€m
15
5
-5
-15
-25
-35
H2 '99
H1 '00
H2 '00
H1 '01
H2 '01
H1 '02
H2 '02
H1 '03

HORIZON TECHNOLOGY GROUP

Segmental Information

	6 months to June 2003 €'000	6 months to Dec 2002 €'000
• **Enterprise Solutions**		
– Revenues	71,896	82,423
– Gross Profit	11,451	12,129
• **Distribution**		
– Revenues	56,624	46,062
– Gross Profit	3,463	3,175

HORIZON TECHNOLOGY GROUP

Enterprise Solutions

- EAS (100% in Ireland, 64 employees)
  - Strong demand for data warehousing in financial and telco
  - SAP projects resuming, specially in retail but SAP priming
  - Custom development project pipeline is strong

- EIS (>50% in UK, 82 employees)
  - UK midrange server market weak
  - Growth in UK networking and storage market
  - GM improvement due to increased networking product sales (Nortel, F5)
  - Ireland: spend resuming in telco and finance, continued growth in newer markets of retail and life sciences

HORIZON TECHNOLOGY GROUP

Distribution Division

- PC unit shipments up and market share increased
- 57% of HP distribution market in Ireland and growing
- 50 employees
- Very high operational efficiencies, leading edge systems
- Strong NI Government spend



€M
70
60
50
40
30
20
10
0
61
46
57
H102
H202
H103

HORIZON TECHNOLOGY GROUP

Gross Contribution Split



Dec '01
15%
85%
Dec '02
18%
82%
Jun '03
23%
77%
Enterprise Solutions
Distribution

HORIZON TECHNOLOGY GROUP


Geographic Development
31%
65%
47%
48%
38%
60%
44%
54%
UK
Ireland
Other
Year to Dec '00
Year to Dec '01
Year to Dec '02
6 mths to Jun '03
Revenues per Geography in €M
HORIZON TECHNOLOGY GROUP
Slide No: 16

Market Trends

- Market is less volatile
- Units and services component growing
- Market revenue growth will be marginal, if any through to end 2003
- Continuing higher focus on efficiencies among customers and vendors leading to more outsourcing of business processes including supply chain and technical services.

HORIZON TECHNOLOGY GROUP

Response to trends

- Continue focus on efficiencies
  - more competitive pricing
  - higher utilisation
  - better processes
  - higher revenue per unit cost

- Continue developing as a trusted, efficient and focused technology outsourcing partner in both the UK and Ireland in the provision of supply chain and technical services

Horizon Strategy

- Systems integration, consulting and distribution businesses
- In partnership with major IT vendors
- Focusing on the UK and Irish markets
- Businesses which are, or have the ability to become, market leader in their area of operation

HORIZON TECHNOLOGY GROUP

Horizon Strategy

- Manage businesses for profit and cash flow
- Develop and enhance existing businesses
- Cautious, but will look at opportunities

HORIZON TECHNOLOGY GROUP

Position statement

- Four profitable businesses, all market leaders in their own markets
- Strong market positions and customer & vendor relationships
- Strong balance sheet
- In a stable market with potential opportunities

.....Ready to deliver growth in shareholder value

HORIZON TECHNOLOGY GROUP

C-6

Horizon Technology Group plc

Dublin: HOR.I **London: HOR.L**

Preliminary Results for the year to 31 December 2003

Earnings grow 44%

4 March 2004, London and Dublin

Horizon Technology Group plc ('Horizon' or the 'group'), a leading system integrator and distributor of information technology products in the UK and Ireland, announces its preliminary results for the year to 31 December 2003.

2003 Financial Highlights

- 2003 results reflect significant earnings improvement and strengthened financial capacity.
- Adjusted diluted earnings per share increased 44% to 7.11cent.
- Operating profit up 28.6% to €5.1m, the fourth consecutive increase in half yearly operating profit.
- Reflecting a strong improvement in services revenue and the group's focus on reducing operating costs, EBITDA margin and operating profit margin increased by 24% and 67% respectively.
- Continuing focus on productivity increased operating profit per employee by 103% to €25,200.
- A net cash balance of €4.4m at year-end positions Horizon to capitalise on growth opportunities.
- Pre-tax return on invested capital increased to 55.6%.

Commenting on the 2003 full year results, Samir Naji, Chief Executive of Horizon said:

"Against a difficult market backdrop in 2003, Horizon continues to deliver meaningful earnings improvement. These results, once again, underscore the strength and vitality of our businesses and also reflect a continuous, unrelenting focus on operating cost reduction and customer service improvement. Our objective is to continue to generate shareholder value by improving Horizon's underlying earnings independent of revenue growth. These results reflect progress towards that objective.

We believe that a unique combination of improved sentiment, a strengthened financial base, strong market positions and proven relationships with leading IT vendors point towards superior performance for the group."

Cathal O'Caoimh, Horizon's Chief Financial Officer commented:

"In 2003, virtually every measure of financial performance shows significant improvement. Active management of the business and its resources, positions Horizon favourably for any pick-up in the broader IT market. With an improved cost base and a stronger balance sheet, Horizon is better positioned today than at any other recent period, to convert any upturn in demand to superior returns to shareholders".

ABOUT HORIZON

Horizon Technology Group plc is a leading system integrator and distributor of information technology products in the UK and Ireland. The group operates through two separate trading divisions - **Enterprise Solutions** and **Distribution and Channel services**. Enterprise Solutions incorporates both infrastructure and applications as outlined below. Further details are available at www.horizon.ie

Enterprise Infrastructure & Services: Horizon provides enabling technologies and services to assist organisations maximise the business benefits from their information technology infrastructure while minimising the disruption and risk. Horizon helps customers build open, scalable, network-centric computing solutions by providing the platforms, professional services and training services to plan, implement and support these platforms.

Enterprise Applications & Services: Horizon specialises in delivering Application Solutions to its clients using the best tools available in high-end development and data warehousing technology.

Distribution and Channel Services: Horizon is a leading value added distributor of computer and networking products offering leading edge supply chain management and technical services to global technology vendors and value added resellers. The company partners with world-leading Independent Software Vendors, System Integrators and Value-Added Resellers to deliver complete turnkey solutions to the customer.

Media enquiries:	**Investor and analyst enquiries:**
Paul McSharry Financial Dynamics Ireland Tel: +353-1-663 3633 Email: paulmc@fdireland.ie	Mark Kenny K Capital Source Tel: +353-1- 631 5500 Email: mkenny@kcapitalsource.com

RESULTS OVERVIEW & HIGHLIGHTS

In an IT market that is still challenging, the group has grown market share, increased operating profit margin and increased diluted adjusted EPS by 44%. In addition, it has further strengthened its balance sheet and maintained a net cash position at year-end.

The IT market returned to stability during 2003. Although there was no growth in market revenues in 2003 and lead-times remained long, there was a reduction in volatility and an improvement in visibility. Towards the end of the year, there were some initial indications that a measured recovery would occur in 2004.

2003 PERFORMANCE HIGHLIGHTS

Earnings growth: An enhanced gross profit margin, together with a continuous focus on reducing operating costs increased diluted adjusted EPS 44% to 7.11cent.

Operating profit increased 28.6% to €5.1m, the fourth consecutive increase in half yearly operating profit.

Margin enhancement: An increase in the services content of enterprise infrastructure operations enhanced the gross profit margin on continuing activities by 4.5% to 11.6%.

EBITDA margin increased 24% to 3.1% and operating margin 67% to 2.0%.

Cost base and productivity: The group's tight control of costs and utilisation levels continued. Operational costs on continuing businesses were reduced by 17% in 2003 to a quarterly cost of €5.1m. The number of employees at year-end was 199.

Continuing focus on productivity increased operating profit per employee by 103%.

Strong balance sheet: Net cash balances at the year-end were €4.4m, while cash generated by operating activity in 2003 was €1.4m.

Pre-tax return on invested capital increased from 35.2% to 55.6%.

During the year the group raised €2.785m through a placing of 3.39 million shares. The proceeds will be used to further strengthen the group's balance sheet, to enable the group to deepen its relationship with key partners and to provide pre-funding so that Horizon can capitalise on potential market growth and consolidation opportunities.

Market share: Both the Irish distribution and the UK enterprise infrastructure businesses increased market share by leveraging their efficient cost bases and through aggressive pricing policies.

Change to buy-out: The form in which part of the consideration for the buy-out of a stake in the group's enterprise infrastructure and services operation in the UK was altered. As a result, the group paid out €1.3m in cash but avoided issuing 4.4m shares thereby increasing EPS by 6%.

Property: The group has made significant progress in the drive to reduce future obligations for vacant properties. All Irish property issues have been resolved and significant progress has been made in the UK. On completion of two pending agreements, the group will have disposed of 80% of the space originally vacated. The results include a €3.1m non-operating exceptional charge for future rental obligations.

Horizon's overall objective and strategy remains constant - to generate shareholder value through the development of the business as a technical integrator and distributor of information technology products in the UK and Ireland.

OUTLOOK

Over the last few months, the group experienced a pick-up in enquiries, particularly from the finance and telecommunications sectors. However, these enquiries are at an early stage and, although customer sentiment has improved, it is too early to confirm a sustained improvement in underlying trading. The Directors anticipate a measured market recovery in 2004. Unit volumes and services delivered by the IT market in Ireland and the UK will grow but, as a result of unit price performance improvements, market revenue growth will be measured.

Horizon has strong market positions, a competitive cost base and efficient processes, a debt free balance sheet and strong relationships with blue-chip customers and global IT vendors. Leveraging these competitive advantages has enabled Horizon to grow market share and deliver meaningful earnings improvement in a challenging market. A unique combination of improved sentiment, a strengthened financial base, strong market positions and proven relationships with leading IT vendors point towards superior performance for the group in the future.

While Horizon remains cautious, it will constantly monitor the developing IT market in the UK and Ireland to identify new opportunities to drive profitable growth. The group will continue to develop its existing businesses to enhance profit and cash flow. The objective is to generate shareholder value by improving Horizon's underlying earnings independent of revenue growth. With an improved cost base and a strong balance sheet, Horizon is better positioned today than at any other recent period, to convert any upturn in demand to superior returns to shareholders.

FINANCE REVIEW

In 2003 Horizon grew profits and increased market share in both the UK and Ireland, while also reducing operating costs in the business. The strong profit performance was achieved despite the continuing weakness in IT capital expenditure, which is reflected in a decline in revenues. Horizon demonstrated its ability to achieve its financial objective of earnings growth independent of revenue growth, through a strategy of rigorous cost control while building on its higher margin services business and effective market share gains.

2003 key performance indicators are outlined below:

Key Performance Indicators	*2003 € 000*	*2002 € 000*	*Change*
EBITDA as a % of revenue	3.1%	2.5%	24%
Operating profit as % of revenue	2.0%	1.2%	67%
Operating costs as a % of revenue	8.5%	9.9%	14%
Pre-tax return on invested capital *	55.6%	35.2%	58%
Diluted EPS adjusted (cent) †	7.11	4.93	44%
Net cash (€ 000)	4,371	5,093	(14%)
Net interest (€ 000)	670	977	31%
Interest cover (before exceptional items)	7.6x	4.1x	85%

**EBITDA expressed as a percentage of average shareholders' funds.*

†Diluted EPS adjusted represents earnings based on 67,591,000 shares over profit after tax adjusted for non-operating exceptional items, amortisation of intangibles and unwinding of discount factor.

REVENUE

Revenue for the year to December 2003 was €250m (2002: €321m). Revenue in the distribution and channel services division was €111m (2002: €107m) and the enterprise solutions division revenue was €139m (2002: €214m or €203m on continuing operations). Approximately 18 months ago, revenue in the group's UK EIS business fell significantly and has remained relatively static since then. The business, which has delivered significant growth since its launch in 2000, suffered in 2002 as a result of reduced IT expenditure, particularly in very large, low margin, capital projects. In 2003, the reduced number of very large capital projects and the group's focus on services had the effect of increasing the average services content within contracts and therefore the overall gross margin improved.

The trend in revenue, from continuing businesses, at constant currency rates, (i.e. applying average 2003 exchange rates to 2002 revenues) over the last four half-year periods is set out below. The pace of decline in revenue has now moderated (H2 2003 shows a 1.7% decline on H2 2002).

Revenue		*€ million*
First Half	2002	172.1
Second Half	2002	124.3
First Half	2003	128.1
Second Half	2003	122.2

GROSS PROFIT

Gross profit margin on continuing activities increased 4.5% to 11.6% (2002: 11.1%). The increase reflects the group's focus on increasing the services content of its enterprise infrastructure operations which has delivered results in 2003. Also, as markets have become more competitive, the group has continued to focus on aggressive pricing policies while at the same time reducing its cost base.

EARNINGS

Horizon is continuing to compete aggressively and achieve greater efficiencies so as to increase revenues and market share. The financial objective, however, is to continue to improve Horizon's underlying earnings stream independent of revenue growth.

The group made progress relative to this objective in 2003. Operating profit increased 28.6% to € 5.1m (2002: € 4.0m) despite the decline in revenue and gross profit. This performance reflects the benefit of the ongoing cost reduction programme. Operating costs on continuing businesses were reduced by 17% to €21.2m (2002: €25.5m) and operating margins were increased by 66.7% to 2.0% (2002: 1.2%). The tax charge for the year is €385,000. The effective tax rate has reduced due to a change in the mix of taxable profits subject to Irish and foreign tax rates.

CASH FLOW, LIQUIDITY, FUNDING AND CAPITAL MARKETS

Horizon's continuing focus on cash flow generation and capital efficiency is reflected in the strong financial position at year-end. At 31 December 2003, the group had net cash of €4.4m and shareholders' funds of €14.6m. Through careful management of the cash conversion cycle, capital efficiency has shown a marked improvement. Working capital at 31 December 2003 is 8 days by comparison to 42 days in December 2001. Working capital has been reduced by €35m over a 24-month period.

The group's net interest charge in 2003, at €670,000, represents a significant decrease on €977,000 in 2002 and €2,248,000 in 2001. Interest cover, excluding non-operating exceptional items, at 7.6 times, is a significant improvement over 4.1 times in 2002. Including one-off exceptional items in 2003, interest cover is 2.5 times.

A more efficient operating cost base, reduced working capital and lower net interest charges resulted in cash flow from operating activities of €1.4m in 2003. Total cash flow from operations, generated over the last 24 months, is €39.5m.

PROPERTY

The group has made significant progress in the drive to reduce its future lease obligations for vacant properties. These liabilities arose from the sale of the Horizon Technical Services training business and the restructuring that took place throughout 2001 and 2002. The group has entered into, or expects to enter into, agreements to sub-let, assign or otherwise dispose of most of these obligations. All Irish property issues have been resolved and the group expects to complete agreements shortly with two parties to sub-let significant portions of the vacant property in the UK. On completion of these two agreements, the group will have disposed of 80% of the space originally vacated.

The Directors have estimated the level of income that can reasonably be expected to be generated from remaining vacant premises and, having taken into account the weakness in the commercial property market, have concluded that the balance sheet should contain a provision for future costs of €5.9m. To bring the provision to this level, the profit and loss account includes a non-operating exceptional charge of €3.1m.

CHANGE TO TERMS OF BUY-OUT AGREEMENT

During 2003, Horizon entered into an agreement to alter the form in which part of the consideration for the buy-out of a stake in one of its subsidiaries, Clarity Technology Limited, was satisfied. Horizon issued 210,126 ordinary shares and made a cash payment of €1.3m to the stakeholders in place of the original obligation, which had been fully provided for, to issue 4,400,000 ordinary shares. As a result of this change, net cash balances reduced by €1.3m and earnings per share increased by 6%.

In accordance with FRS14, prior year earnings per share has been restated to reflect the reduction in the number of shares issued during 2003 as a result of the revised buy-out agreement. Diluted EPS adjusted for 2002 has been restated from the previously reported 4.60 cent to 4.93 cent.

OPERATIONS REVIEW

Unit price depreciation has been a significant trend in the market in 2003, compounded by the weakening of the US dollar relative to the euro and sterling. This price depreciation is likely to continue into the future, albeit at a much lower rate, particularly at the lower end of the server market - i.e. servers under €25,000. The enterprise solutions market, which was somewhat protected from this trend, experienced server unit volume growth.

Corporate customers maintained their cautious approach to capital expenditure during the year. However, Horizon's traditionally strong sectors of telecommunications and finance had a noticeable upturn in spend towards the end of the year. Larger project wins for Horizon in 2003 included O2, Eircom, Vodafone, Hibernian Insurance and EBS.

The group operates through two separate trading divisions, enterprise solutions and distribution and channel services. The performance of each division is detailed below.

ENTERPRISE SOLUTIONS DIVISION

The division assists customers in implementing IT strategies through the provision of infrastructure, development and consulting services, predominantly to blue-chip corporate clients and government departments. The division includes enterprise infrastructure and services (EIS) in Ireland and the UK and enterprise application and services (EAS) business in Ireland. It has a current full time equivalent headcount of 143.

Enterprise Solutions Division	*2003 € 000*	*2002 € 000*	*Change*
Total			
Revenue	138,948	213,997	(35%)
Gross profit	22,088	32,701	(32%)
Gross margin	15.9%	15.3%	4%
Continuing operations only			
Revenue	138,948	202,857	(32%)
Gross profit	22,088	27,287	(19%)
Gross margin	15.9%	13.5%	18%

Revenue declined by 35% in 2003 to €139m (2002: €214m). Despite the weak market environment, the enterprise solutions division performed strongly in 2003 and broadened its industry footprint with the addition of new customers in life-sciences, finance, healthcare, public service and retail sectors. Some growth has been experienced in the telecommunications sector, in which Horizon has traditionally been very strong. Horizon continues to have an exceptionally high level of customer retention, with over 80% of our business coming from repeat customers. The gross margin of continuing operations was enhanced by 18% through the focus on services content which is further detailed below.

UNITED KINGDOM

Approximately 18 months ago, revenue in the group's UK EIS business fell significantly and has remained relatively static since then. The business, which has delivered significant growth since its launch in 2000, suffered in 2002 as a result of reduced IT expenditure, particularly in very large, low margin, capital projects. In 2003, the reduced number of very large capital projects and the group's focus on services had the effect of increasing the average services content within contracts and therefore the overall gross margin improved.

IRELAND

Revenue in the group's Irish EIS business was down on 2002 particularly reflecting a weak final quarter when multinational investment in the high-end segment of the infrastructure market in Ireland declined. A number of potential customers postponed significant investment decisions until 2004. Gross profit margins in the Irish business continue to be healthy, assisted by the group's focus on increasing services content.

Early in 2003, revenue in the Irish EAS business declined principally because of a weakness in demand for new SAP implementation projects. However, as the year progressed, demand for business intelligence services was particularly strong and the order book at the end of 2003 was stronger than the group has experienced in some years. Demand for data warehousing applications was healthy in 2003 with a number of new project wins in this area, including Element 6 (formally DeBeers) and Cappagh Hospital.

DISTRIBUTION AND CHANNEL SERVICES DIVISION

Clarity Distribution is Ireland's leading value added distributor of volume IT products and offers leading edge supply chain management services to global IT vendors and resellers. This division operates in the Irish market and has a current full time equivalent staff count of 48.

Distribution and Channel Services Division	*2003 € 000*	*2002 € 000*	*Change*
Revenue	111,326	107,128	4%
Gross profit	6,945	7,063	(2%)
Gross margin	6.2%	6.6%	(6%)

Revenue increased by 4% in 2003 to €111m (2002: €107m) primarily attributable to growth in market share. PC volumes grew 30% year on year but the continuing reduction in PC unit prices, estimated at 20% in the last twelve months, has restricted growth in total revenue. The division experienced a very strong second half of 2003 compared with 2002, with a 19% increase in revenues.

As competition within the PC and low-end server market continues to intensify, margins have declined. However, excluding a large public sector transaction conducted at a very low margin, gross profit margin for the year was 6.4% against 6.6% in 2002. Clarity has a cost leadership position in the Irish IT distribution sector. The division continues to focus on systems development, as well as on cost control, to maintain its position as the most efficient supply chain operator in the market. Additionally, during 2003, the group increased its cash investment in its distribution division to fund a reduction in supplier credit terms that became effective early in the year.

Significantly, Clarity has leveraged its efficiencies to increase its share of the Irish HP distribution market. It is the primary HP supplier to seven of the top ten resellers in Ireland.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended 31 December 2003

	Note	*Total Year ended 31 Dec 2003 €'000*	*Total Year ended 31 Dec 2002 €'000*
TURNOVER	1	250,274	321,412
Variation in stocks of finished goods and work-in-progress		(2,007)	1,637
Purchases		(219,233)	(283,235)
Staff costs		(12,862)	(19,174)
Other operating charges		(8,302)	(12,623)
EARNINGS BEFORE INTEREST, TAXATION DEPRECIATION AND AMORTISATION		7,870	8,017
Depreciation		(1,269)	(2,282)
Amortisation of intangibles		(1,491)	(1,760)
OPERATING PROFIT		5,110	3,975
NON OPERATING EXCEPTIONAL ITEMS:			
Costs of fundamental restructuring		-	(2,132)
Disposal and termination of business units	2	(3,426)	(13,176)
Diminution in value of long term investments		-	(161)
		1,684	(11,494)
Net interest charge		(670)	(977)
Unwinding of discount factor		(328)	-
PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION		686	(12,471)
Tax on profit/(loss) on ordinary activities		(385)	(1,109)
PROFIT/(LOSS) ON ORDINARY ACTIVITIES AFTER TAXATION		301	(13,580)
Minority interests (including non-equity minority interests)		(2)	(9)
PROFIT/(LOSS) RETAINED FOR THE FINANCIAL PERIOD AND ATTRIBUTABLE TO MEMBERS OF THE PARENT COMPANY		299	(13,589)
Earnings per share:	3		
Basic earnings per ordinary shares (cents)		0.46	(20.93)
Basic earnings per ordinary shares adjusted* (cents)		7.36	4.97
Diluted earnings per ordinary shares (cents)		0.44	(20.81)
Diluted earnings per ordinary shares adjusted* (cents)		7.11	4.93

*Earnings per share adjusted for non-operating exceptional items, amortisation of intangibles, and unwinding of discount factor.

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the year ended 31 December 2003

	Year ended 31 December 2003 €'000	*Year ended 31 December 2002 €'000*
Profit/(loss) attributable to members of the parent company	299	(13,589)
Exchange difference on retranslation of net assets of subsidiary undertakings and deferred trading balances	(417)	(1,001)
TOTAL RECOGNISED LOSSES RELATING TO THE YEAR	(118)	(14,590)

MOVEMENTS ON PROFIT AND LOSS ACCOUNT
for the year ended 31 December 2003

	2003 €'000	*2002 €'000*
At 1 January 2003	(45,690)	(32,047)
Profit/(loss) retained for the financial year	299	(13,589)
Re-translation of overseas subsidiaries (net)	(417)	(1,001)
Goodwill written back on disposal	-	947
Redemption of minority interest preference shares	(40)	-
At 31 December 2003	(45,848)	(45,690)

The profit and loss account is analysed as follows:

Parent company	(50,181)	(48,438)
Subsidiary undertakings	7,828	6,243
Cumulative goodwill previously written off directly against reserves	(3,495)	(3,495)
	(45,848)	(45,690)

RECONCILIATION OF SHAREHOLDERS FUNDS
for the year ended 31 December 2003

	Year ended 31 December 2003 €'000	*Year ended 31 December 2002 €'000*
Total recognised losses	(118)	(14,590)
Share issue	2,785	-
Expenses on share issue	(150)	(34)
Premium on redemption of minority interest	(40)	-
Re-instatement of goodwill previously written off	-	947
Shares to be issued by way of deferred consideration on acquisitions	(1,571)	(4,563)
Total movements during the year	906	(18,240)
Shareholders' funds at beginning of year	13,677	31,917
Shareholders' funds at end of year	14,583	13,677

CONSOLIDATED BALANCE SHEET
at 31 December 2003

	2003 *€'000*	*2002* *€'000*
FIXED ASSETS		
Intangible assets	8,174	9.899
Tangible assets	3,843	4,787
	12,017	14,686
CURRENT ASSETS		
Stocks	16,130	18,137
Debtors	40,685	41,293
Cash at bank and in hand	11,251	9,330
	68,066	68,760
CREDITORS: amounts falling due within one year	(59,532)	(62,087)
NET CURRENT ASSETS	8,534	6,673
TOTAL ASSETS LESS CURRENT LIABILITIES	20,551	21.359
CREDITORS: amounts falling due after more than one year	(62)	(1,417)
PROVISIONS FOR LIABILITIES AND CHARGES	(5,906)	(6,148)
	14,583	13,794
FINANCED BY CAPITAL AND RESERVES		
Called up share capital	5,023	4,754
Shares to be-issued after year end	1,167	3,200
Share premium	69,788	66,960
Profit and loss account	(45,848)	(45,690)
Cost of shares of the company held in an ESOP	(15,547)	(15,547)
Shareholders' funds (all equity interests)	14,583	13,677
Minority interests:		
Non equity	-	117
	14,583	13,794

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2003

	Note	*Year ended 31 December 2003 €'000*	*Year ended 31 December 2002 €'000*
CASH INFLOW FROM OPERATING ACTIVITIES	4	1,394	38,083
RETURNS ON INVESTMENT AND SERVICING OF FINANCE			
Net interest paid		(625)	(1,021)
Dividends paid to minority interests		(2)	(9)
Interest element of finance lease rental payments		(57)	(109)
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(684)	(1,139)
TAXATION			
Irish corporation tax refund/(paid)		15	(1,443)
Overseas taxation (paid)/refund		(327)	824
NET CASH OUTFLOW FROM TAXATION		(312)	(619)
CAPITAL EXPENDITURE			
Payments to acquire tangible fixed assets		(435)	(852)
Receipts from sales of tangible fixed assets		32	422
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(403)	(430)
ACQUISITIONS AND DISPOSALS			
Purchase of subsidiary undertakings		(3,495)	(3,823)
Net cash transferred with subsidiaries sold		-	(891)
Sale of subsidiaries		473	8,046
Purchase of minority interest		(157)	-
NET CASH (OUTFLOW)/INFLOW FROM ACQUISITIONS AND DISPOSALS		(3,179)	3,332
CASH (OUTFLOW)/INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING		(3,184)	39,227
CASH INFLOW FROM MANAGEMENT OF LIQUID RESOURCES		-	1,016
NET CASH INFLOW/(OUTFLOW) FROM FINANCING	5(c)	2,278	(10,723)
(DECREASE)/INCREASE IN CASH	5(b)	(906)	29,520

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2003

1. SEGMENTAL INFORMATION

An analysis of turnover by geographical location and class of business, together with gross profit by class of business is set out below:

	Year ended 31 December 2003 €'000	*Year ended 31 December 2002 €'000*
Turnover (by source)		
Republic of Ireland	160,211	164,704
Britain and Northern Ireland	90,063	153,858
Mainland Europe	-	2,850
	250,274	321,412
Turnover (by destination)		
Republic of Ireland	120,493	123,201
Britain and Northern Ireland	129,086	192,465
Mainland Europe	695	5,521
Rest of World	-	225
	250,274	321,412
Turnover (by class of business)		
Enterprise Solutions division	138,948	213,997
Distribution and channel services division	111,326	107,128
Application service provider division	-	287
	250,274	321,412
Gross profit (by class of business)		
Enterprise Solutions division	22,088	32,701
Distribution and channel services division	6,945	7,063
Application service provider division	-	50
	29,033	39,814

An analysis of group net profit and net assets by geographic region and class of business is not provided as the directors believe that the disclosure of this information would be prejudicial to the interests of the group.

2. NON OPERATING EXCEPTIONAL ITEMS

The non operating exceptional items relate to the revision of previous estimates of costs on disposal and termination of business units.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2003

3. EARNINGS PER ORDINARY SHARE

The computation of basic and diluted earnings per share is set out below:	*Year ended 31 December 2003 €'000*	*Year ended 31 December 2002(i) €'000*
Numerator		
Profit/(loss) after tax and minority interests	299	(13,589)
Non operating exceptional items	2,685	15,052
Amortisation of goodwill and intangibles	1,491	1,760
Unwinding of discount factor	328	-
Adjusted profit before exceptional items, amortisation and unwinding of discount factor	4,803	3,223
Denominator		
Weighted average number of shares in issue for the period ('000)	65,241	64,912
Dilutive potential ordinary shares:		
Deferred consideration	1,297	210
Employee share options	1,053	190
Diluted weighted average number of ordinary shares ('000)	67,591	65,312
Earnings per share:		
Basic earnings per ordinary shares (cents)	0.46	(20.93)
Basic earnings per ordinary shares adjusted* (cents)	7.36	4.97
Diluted earnings per ordinary shares (cents)	0.44	(20.81)
Diluted earnings per ordinary shares adjusted* (cents)	7.11	4.93

*Earnings per share adjusted for non-operating exceptional items, amortisation of intangibles and unwinding of discount factor.

(i) In accordance with FRS 14 the weighted average number of shares in issue for the year and the diluted weighted average number of ordinary shares have been restated for year ended December 2002, as the potential ordinary shares outstanding at that date were changed by events since that date.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, namely share options and future contingent share issues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2003

4. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	Year ended 31 December 2003 €'000	*Year ended 31 December 2002 €'000*
Operating profit	5,110	3,975
Non operating exceptional items	(3,426)	(15,469)
Non - cash exceptional items	(732)	12,919
Depreciation and amortisation	2,760	4,042
(Profit)/loss on disposal of tangible fixed assets	(8)	25
(Increase)/decrease in debtors	(1,661)	25,646
Decrease/(increase) in stocks	1,283	(2,056)
(Decrease)/increase in creditors	(1,932)	9,001
Net cash inflow from operating activities	1,394	38,083

5. ANALYSIS OF NET CASH AND FINANCING AND RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET CASH

(a) ***Analysis of cash***

	31/12/2002 Opening €'000	*Cashflow €'000*	*Translation Adjustment €'000*	*31/12/2003 Closing €'000*
Cash	9,330	2,132	(211)	11,251
Overdraft	(3,688)	(3,038)	28	(6,698)
	5,642	(906)	(183)	4,553
Short term loans	(20)	20	-	-
Long term loans	(99)	99	-	-
Finance lease obligations	(390)	198	10	(182)
Acquisition loan notes	(40)	40	-	-
	5,093	(549)	(173)	4,371

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2003

5. **ANALYSIS OF NET CASH AND FINANCING AND RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET CASH (continued)**

(b) ***Reconciliation of net cash flow to movement in net cash***

	€'000
Decrease in cash in year	(906)
Cash outflow from decrease in debt and lease financing	357
Change in net debt resulting from cash flows	(549)
Translation adjustment	(173)
Movement in net cash in the year	(722)
Net cash at 31 December 2002	5,093
Net cash at 31 December 2003	4,371

(c) ***Net cash inflow(outflow) from financing***

	2003 €'000	*2002 €'000*
Net movements in short term borrowings	(60)	(8,701)
Net movement in long term borrowings	(99)	(930)
Issue of ordinary share capital	2,785	-
Expenses on issue of ordinary share capital	(150)	(34)
Capital element of finance lease rental payments	(198)	(1,058)
Net cash inflow/(outflow) from financing	2,278	(10,723)

6. **BASIS OF PREPARATION**

The results incorporated in the preliminary announcement have been prepared in accordance with accounting policies consistent with previous years.

The board of directors approved the preliminary announcement for the year to 31 December 2003 on 3 March 2004. The financial information set out above does not constitute statutory accounts for the year ending 31 December 2003 or year ending 31 December 2002. The full accounts for the year ended 31 December 2002, which received an unqualified audit report, have been filed with the Irish Companies Registration Office.

The statutory accounts for 2003 will be finalised on the basis of the financial information presented by the directors in the preliminary announcement, and together with the auditors report thereon, will be delivered to the Registrar of Companies following the company's Annual General Meeting.

C-7

RNS

Full Text Announcement

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Company	Horizon Technology Group PLC
TIDM	HOR
Headline	Director Shareholding-Replace
Released	12:15 9 Mar 2004
Number	3105W

The following replaces the announcement released on 09 March 2004 at 11.35 RNS No:3071W. Box number 9 in the second and third schedule 11 should read 500,000 not 50,000 as previously stated. All other information remains unchanged. The full amended text appears below.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Horizon Technology Group plc

2. Name of director

Paul Kenny

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self-beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Paul Kenny

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Disposal

7. Number of shares / amount of stock acquired

Nil

8. Percentage of issued class

Nil

9. Number of shares/amount of stock disposed

50,000

10. Percentage of issued class

0.07%

11. Class of security

Ordinary

12. Price per share

€1.00

13. Date of transaction

5 March 2004

14.Date company informed

8 March 2004

15. Total holding following this notification

128,112

16. Total percentage holding of issued class following this notification

0.18%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

None

24. Name of contact and telephone number for queries

Cathal O'Caoimh

25. Name and signature of authorised company official responsible for making this notification

Cathal O'Caoimh

Date of Notification

8 March 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Horizon Technology Group plc

2. Name of director

Charles Garvey

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self-beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Charles Garvey

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Disposal

7. Number of shares / amount of stock acquired

Nil

8. Percentage of issued class

Nil

9. Number of shares/amount of stock disposed

500,000

10. Percentage of issued class

0.7%

11. Class of security

Ordinary Shares

12. Price per share

€1.00

13. Date of transaction

5 March 2004

14.Date company informed

8 March 2004

15. Total holding following this notification

2,593,561

16. Total percentage holding of issued class following this notification

3.6%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

None

24. Name of contact and telephone number for queries

Cathal O'Caoimh

25. Name and signature of authorised company official responsible for making this notification

Cathal O'Caoimh

Date of Notification

9 March 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Horizon Technology Group plc

2. Name of director

Samir Naji

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shares held by spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Orla Sheehan

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Shares held by spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Disposal

7. Number of shares / amount of stock acquired

Nil

8. Percentage of issued class

Nil

9. Number of shares/amount of stock disposed

500,000

10. Percentage of issued class

0.7%

11. Class of security

Ordinary

12. Price per share

€1.00

13. Date of transaction

5 March 2004

14.Date company informed

8 March 2004

15. Total holding following this notification

31,524,753

16. Total percentage holding of issued class following this notification

43.9%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

None

24. Name of contact and telephone number for queries

Cathal O'Caoimh

25. Name and signature of authorised company official responsible for making this notification

Cathal O'Caoimh

Date of Notification

9 March 2004

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange

END